FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Three months ended June 30, 2024

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-261756) of the registrant, filed with the SEC on December 20, 2021 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 6, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights—3 months ended June 30, 2024

Nomura reported net revenue of 454.4 billion yen for the 3 months ended June 30, 2024, an increase of 30.2% from the same period in the previous year. Non-interest expenses increased by 16.2% from the same period in the previous year to 351.5 billion yen. Income before income taxes was 102.9 billion yen and net income attributable to NHI shareholders was 68.9 billion yen for the 3 months ended June 30, 2024. Basic-Net income attributable to NHI shareholders per share was 23.33 yen and Diluted-Net income attributable to NHI shareholders per share was 22.36 yen. Return on shareholders’ equity annualized was 8.1%. Return on shareholders’ equity annualized is calculated as the ratio of net income attributable to NHI shareholders to total NHI shareholders’ equity multiplied by 4 to annualize the figure.

i.) Financial Position

As of June 30, 2024, Nomura’s main balance sheet indicators were as follows:

•	Total assets: 59.7 trillion yen (an increase of 4.6 trillion yen compared to March 31, 2024 due mainly to an increase in Trading assets and Securities purchased under agreements to resell)
•	Total liabilities: 56.2 trillion yen (an increase of 4.5 trillion yen compared to March 31, 2024 due mainly to an increase in Securities sold under agreements to repurchase and Trading liabilities)
•	Total equity: 3.6 trillion yen (an increase of 0.1 trillion yen compared to March 31, 2024 due mainly to an increase in Accumulated other comprehensive income)
•	Total NHI shareholders’ equity: 3.5 trillion yen

As of June 30, 2024, Nomura’s capital-related indicators were as follows1:

•	Tier 1 Capital: 3,537 billion yen (3,468 billion yen as of March 31, 2024)
•	Tier 2 Capital: 0.5 billion yen (0.5 billion yen as of March 31, 2024)
•	Total Capital: 3,538 billion yen (3,468 billion yen as of March 31, 2024)
•	Tier 1 Capital ratio: 17.4% (18.2% as of March 31, 2024)
•	Common Equity Tier 1 Capital ratio: 15.6% (16.2% as of March 31, 2024)
•	Consolidated Capital Adequacy ratio: 17.4% (18.2% as of March 31, 2024)
•	Consolidated Leverage ratio (Tier 1 capital divided by exposure (the sum of on-balance sheet exposures and off-balance sheet items)): 4.93% (5.24% as of March 31, 2024)
•	Risk weighted assets: 20,245 billion yen (an increase from 18,976 billion yen as of March 31, 2024 due mainly to an increase of Market risk)

[1]

Ratios and figures in this paragraph represent preliminary estimates as of the date of this supplement release and may be revised upon finalization, which is currently expected to occur by Autumn 2024.

NHI has been assigned as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Since then, the Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III.

Since its designation as a Final Designated Parent Company in April 2011, NHI has been calculating its consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company and, from the end of March 2013, according to a Basel III-based consolidated capital adequacy ratio.

ii.) Value at Risk

Value at risk as of June 30, 2024 was 5.3 billion yen, 3.6% decrease compared to March 31, 2024. Value at risk is defined at 95% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

iii.) Number of Employees

As of June 30, 2024, Nomura had 27,344 employees globally (Japan: 15,215, Europe: 3,057, Americas: 2,450, Asia-Pacific (including Powai office in India): 6,622).

The 3 months ended June 30, 2024—Business Highlights

Business Segment Information

Wealth Management

 Results of operation

	Billions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30,	June 30,
	2023 (A)	2024 (B)
Net revenue	92.1	114.0	23.8
Non-interest expenses	69.1	71.7	3.8

Income before income taxes	22.9	42.3	84.2

Net revenue for 3 months ended June 30, 2024 increased primarily due to the continued development of a segment-based approach, revenue growth in each segment, and the increasing traction of the asset management recurring revenue business, leading to a record high in recurring revenue.

Note) The Retail Division has been renamed the “Wealth Management Division”, effective April 1, 2024.

 KPIs

	Trillions of yen		% Change
	March 31,	June 30,	(B-A)/(A)
	2023 (A)	2024 (B)
Recurring revenue assets	23.0	24.3	5.7

	Billions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30,	June 30,
	2023 (A)	2024 (B)
Net inflows of recurring revenue assets(1)	107.4	387.9	261.2

	Thousands		% Change
For the 3 months ended
	June 30,	June 30,	(B-A)/(A)
	2023 (A)	2024 (B)
Flow business clients	896	925	3.2

	Thousands		% Change
	March 31,	June 30,	(B-A)/(A)
	2023 (A)	2024 (B)
Services for salaried employees	3,627	3,732	2.9

(1)

Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value. The definition has been revised retroactively to exclude outflows from investment trust distributions. The figures prior to the 3 months ended June 30, 2024 have been reclassified following this change in definition of net inflows of recurring assets. As a result, the net inflows of recurring revenue assets for the 3 months ended June 30, 2023 has increased from ¥33.9 billion to ¥107.4 billion.

Investment Management

 Results of operation

	Billions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30,	June 30,
	2023 (A)	2024 (B)
Net revenue	26.5	47.7	79.7
Non-interest expenses	22.9	24.5	7.0

Income (loss) before income taxes	3.6	23.2	539.1

Net revenue increased primarily due to net inflows of 950 billion yen, lifting Asset Under Management to a record high of 92.5 trillion yen, as well as an increase in investment gain/loss on contributions from valuation gains and dividends from Nomura Capital Partners portfolio companies.

The breakdown of net revenue for Investment Management is as follows:

	Billions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30,	June 30,
	2023 (A)	2024 (B)
Business revenue(1)	32.5	39.1	20.3
Investment gain/ loss(2)	(6.0)	8.6	—

Net revenue	26.5	47.7	80.0

(1)

Consists of divisional revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing related businesses and management fee revenues generated from our private equity and other investment businesses.

(2)

Consists of divisional revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses.

 KPIs

	Trillions of yen		% Change
	March 31, 2023 (A)	June 30, 2024 (B)	(B-A)/(A)
Asset Under Management	89.0	92.5	3.9

	Billions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30, 2023 (A)	June 30, 2024 (B)
Net inflows	1,713.0	951.0	(44.5)

Wholesale

 Results of operation

	Billions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30,	June 30,
	2023 (A)	2024 (B)
Net revenue	190.9	244.8	28.3
Non-interest expenses	188.7	223.7	18.5

Income before income taxes	2.1	21.1	905.3

The breakdown of net revenue for Wholesale is as follows:

	Billions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30,	June 30,
	2023 (A)	2024 (B)
Fixed Income	97.4	125.6	29.0
Equities	63.0	82.0	30.2
Global Markets	160.4	207.7	29.5
Investment Banking	30.5	37.2	22.0

Net revenue	190.9	244.8	28.2

Global Markets net revenue increased on strong growth of Spread Products revenues driven by US Securitized Products and Japan Credit business, and higher revenues of Equities in Execution Services on the back of robust global equity markets.

Investment Banking reported revenue growth attributed to Japan M&A by supporting multiple large transactions.

 KPIs

	3 months ended
	June 30,	June 30,
	2023	2024
Cost-to-income ratio	99%	91%
Revenue/modified RWA	6.2%	7.3%

 Other Operating Results

	Billions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30,	June 30,
	2023 (A)	2024 (B)
Net revenue	43.8	46.7	6.8
Non-interest expenses	21.9	31.6	44.6

Income before income taxes	21.9	15.1	(30.9)

Segment Information—Operating Segment

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30,	June 30,
	2023 (A)	2024 (B)
Net revenue
Business segment information:
Wealth Management	92,050	113,963	23.8
Investment Management	26,525	47,670	79.7
Wholesale	190,850	244,846	28.3

Subtotal	309,425	406,479	31.4
Other	43,755	46,724	6.8

Net revenue	353,180	453,203	28.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,267)	1,239	—

Net revenue	348,913	454,442	30.2

Non-interest expenses
Business segment information:
Wealth Management	69,103	71,705	3.8
Investment Management	22,898	24,491	7.0
Wholesale	188,749	223,725	18.5

Subtotal	280,750	319,921	14.0
Other	21,853	31,590	44.6

Non-interest expenses	302,603	351,511	16.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	302,603	351,511	16.2

Income (loss) before income taxes
Business segment information:
Wealth Management	22,947	42,258	84.2
Investment Management	3,627	23,179	539.1
Wholesale	2,101	21,121	905.3

Subtotal	28,675	86,558	201.9
Other*	21,902	15,134	(30.9)

Income (loss) before income taxes	50,577	101,692	101.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,267)	1,239	—

Income (loss) before income taxes	46,310	102,931	122.3

* Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the 3 months ended		(B-A)/(A)
	June 30,	June 30,
	2023 (A)	2024 (B)
Net gain (loss) related to economic hedging transactions	3,394	(2,853)	—
Realized gain (loss) on investments in equity securities held for operating purposes	8,191	—	—
Equity in earnings of affiliates	13,718	14,800	7.9
Corporate items	1,942	5,519	184.2
Other	(5,343)	(2,332)	—

Total	21,902	15,134	(30.9)

Disclaimers

•	This document is produced by Nomura. Copyright 2024 Nomura Holdings, Inc. All rights reserved.
•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review of the consolidated financial statements for the three-month period ended June 30, 2024 has not been completed by the independent auditors as of the date of this supplement. As a result of such review, certain of the information set forth herein may be materially revised. Nomura intends to disclose its reviewed consolidated financial statements in August 8, 2024.

•	This document should be read together with and is qualified in its entirety by reference to Nomura’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024.